UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number 0-30314

BONTAN CORPORATION INC.
(Translation of registrant’s name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

December 20, 2010

To Our Shareholders:

As you have undoubtedly heard, Israel Petroleum Company, Ltd, the Cayman Islands company in which Bontan beneficially owns a 76.79% interest, has purported to enter into a transaction with an Israeli public shell company, without our approval, authorization or consent.  This is the latest in a series of troublesome actions taken by International Three Crown Petroleum, LLC, or ITC, as the director of IPC Cayman, and we have resolved to take strong action in opposition.

It is only appropriate that we advise you, our shareholders, of some of the events that have transpired and some of the actions (among others) we are taking or considering:

A.           With respect to the contemplated transaction with the Israeli shell, known as Shaldieli, we have concluded that it is not in the best interests of our shareholders for, among others, the following reasons:

1. 10% of the Shaldieli shares are reserved for existing Shaldieli shareholders, without contribution of any funds to the capital of the business.  This will result in an unacceptable level of dilution of our interest that could exceed 15% if contemplated options are exercised.

2. Howard Cooper (ITC’s controlling shareholder and manager) will become chairman and president of Shaldieli without a vote or approval of Bontan, which will beneficially own a majority of the shares.

3. Bontan has not reviewed and approved Cooper's employment contract terms.

4. Upswing Capital Ltd, the promoter of Shaldieli, will receive a consultancy agreement under terms we have not reviewed and approved, and liquidated damages if the agreement is not signed in an amount of $2,500,000.

5. The transaction structure provides no proper safeguards to Bontan regarding the Shaldieli board structure, whereas Mr. Cooper is promised a seat on the board.

6. Upswing will receive a payment of $750,000, plus the issuance of additional shares and warrants, which we believe is excessive.

7. We are concerned about the tax and securities law impact on Bontan and IPC Cayman, including the two-year lock-up period.

8. The Shaldieli transaction appears to involve numerous conflicts of interest and related party transactions with Howard Cooper and his affiliates, including, inter alia, issues concerning his remuneration, status as a director in Shaldieli, option rights (valued by Shaldieli at NIS8,692,309), yearly grants, right to a percentage of the profits of Shaldieli, etc. We note that, given his personal conflicts of interest, Howard Cooper was not and is not qualified to negotiate, sign or approve the transaction in any manner.

B. ITC, in a clear breach of its duty, has registered IPC Cayman’s interest in the Sara and Myra licenses on the Petroleum Commissioner’s records in the name of a new Israeli limited partnership.  While this may not affect our beneficial equity position, it has served as a pretext, however flimsy, for a claim that the governance protections set forth in our Shareholders Agreement do not apply.  We have demanded that the license be reregistered in the name of IPC Cayman.

C. We believe that ITC has persisted in abusing its position, both as the director of IPC Cayman and as general partner of the Israeli limited partnership.  First, after Howard Cooper was unable to successfully negotiate a merger of ITC into Bontan with himself to become Bontan's CEO, ITC unilaterally declared that Bontan owned a mere one share in IPC Cayman and that ITC owned all of the rest.  We successfully intervened to correct that situation.  However, what ITC could not accomplish by that behavior, it tried to accomplish in an unauthorized disposition of all of the assets of IPC Cayman in the creation of the Israeli limited partnership and the Shaldieli transaction.  We will take all necessary action to seek to prevent that from happening.

D. ITC has also slowed the delivery to Bontan of financial information necessary to permit consolidation of IPC Cayman’s financial statements with those of Bontan.

E. ITC has repeatedly claimed that we have breached our funding obligations to IPC Cayman.  We believe that all funding arrangements were satisfied in March 2010 when IPC Cayman gave up much of its interest in the Israeli project in exchange for, among other matters, a new group of Israeli investors paying off over $14 million of obligations on IPC Cayman’s behalf.  In fact, we believe that we have overfunded IPC Cayman and will be seeking an accounting of all payments to and on behalf of Mr. Cooper and his affiliates and colleagues.  We believe that if any money is owed, it is owed by ITC and Mr. Cooper to IPC Cayman and Bontan.

F. In the hope that we could resolve the issues, we have deferred any significant remedial action to date.  However, we now feel that we must act to protect the interests of Bontan and its shareholders.  We have retained a new team of counsel –Herzog Fox & Neeman in Israel, Ogier in  the Cayman Islands and Greenberg Traurig in the United States.  We have put ITC and Shaldieli on notice as to our determination to oppose the shell transaction. We are likely to take additional action in the future.
As we have described, we believe that the licenses in which we have an interest are very valuable.  We have high hopes for (but obviously cannot guarantee anything with respect to) the future.  We regret that management time and energy is being diverted to the unpleasant issues discussed in this letter, but we feel that we must act to protect the assets and rights of your corporation.

Thank you for your continued support.  We will keep you advised.

Sincerely,

Kam Shah
Chief Executive and Financial Officer

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Dated: December 20, 2010

BONTAN CORPORATION INC.

By:   /S/
Kam Shah
Chief Exective Office